FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 30th of  May, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued May 25, 2006, by M-Systems.

__1__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	May 30, 2006	By:	/s/ Donna Gershowitz
VP, General Counsel

__2__

M-Systems Contact	Investor Relations Contacts
Elana Holzman Director of Investor Relations	Jeff Corbin / Lee Roth KCSA Worldwide
+972 (9) 764-5000	+1 (212) 682-6300
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR immediate release:

M-Systems Announces Public Offering of 8,700,000 Ordinary Shares

KFAR SABA, Israel, May 25, 2006 - M-Systems Flash Disk Pioneers Ltd. (Nasdaq: FLSH) announced that it plans to offer 8,700,000 of its ordinary shares in a public offering. M-Systems will grant the underwriters of the offering a 30-day option to purchase up to an additional 1,300,000 ordinary shares.

The offering is being made through an underwriting syndicate led by Citigroup Global Markets Inc. and Goldman, Sachs & Co. as joint bookrunners. Copies of the preliminary prospectus supplement relating to the offering may be obtained by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Tel: (212) 816-6000, or Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, New York 10004, Tel: (212) 902-1171.

###

This announcement is not an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of such state or jurisdiction.

This press release may include forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in reliance on the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause actual results to be materially different from any future performance suggested, including all of the risks and uncertainties discussed in M-Systems' filings with the SEC. Except as required by applicable law, M-Systems does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

__3__